UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Sunergy Co., Ltd.

 (Name of Issuer)

Ordinary Shares, par value $0.0001 per share
American Depositary Shares, each representing 18 Ordinary Shares

(Title of Class of Securities)

G84381 105

(CUSIP Number)

Mr. Tingxiu Lu
No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone
Nanjing, Jiangsu 211100, People’s Republic of China
(86-25) 5276 6666

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 29, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G84381 105

1	NAME OF REPORTING PERSON Elite Shine Group Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 74,403,234 ordinary shares (1)
	8	Shared voting power 0
	9	Sole dispositive power 74,403,234 ordinary shares (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 74,403,234 ordinary shares (1)
12	Check if the aggregate amount in row (11) Excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in row (11) 27.8%(2)
14	Type of reporting person (See Instructions) CO

(1)	See item 5 below.
(2)	Based on the 267,287,253 ordinary shares outstanding as of March 31, 2012.

CUSIP No. G84381 105

1	NAME OF REPORTING PERSON Tingxiu Lu I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 74,403,234 ordinary shares (1)
	8	Shared voting power 0
	9	Sole dispositive power 74,403,234 ordinary shares (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 74,403,234 ordinary shares (1)
12	Check if the aggregate amount in row (11) Excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in row (11) 27.8%(2)
14	Type of reporting person (See Instructions) IN

(1)	See item 5 below.
(2)	Based on the 267,287,253 ordinary shares outstanding as of March 31, 2012.

Introductory Note:

This amendment No. 1 to Statement on Schedule 13D (the “Amendment No. 1”) is being jointly filed by Elite Shine Group Limited and Mr. Tingxiu Lu (collectively, the “Reporting Persons”) with respect to their current direct or indirect beneficial ownership of shares of China Sunergy Co., Ltd., a Cayman Islands company (the “Issuer”). This Amendment No. 1 amends and supplements the Schedule 13D jointly filed by the Reporting Persons with the Securities and Exchange Commission on October 3, 2011 (the “Original Schedule 13D”). Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D.

The Reporting Persons have determined that they were not eligible to file with the Securities and Exchange Commission on February 10, 2012, a Statement on Schedule 13G. Although the disclosures made by the Reporting Person in such filing are correct as of such date, such filing should not be relied upon.

Item 1. Security and issuer

Item 1 of the Original Schedule 13D is hereby amended in its entirety by the following:

This Amendment No. 1 relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) and American depositary shares (the “ADSs”), each representing 18 Ordinary Shares, of the Issuer. The address of the Issuer is No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

Item 4. Purpose of transaction

Item 4 of the Original Schedule 13D is hereby amended in its entirety by the following:

The Reporting Persons consummated the transaction described herein in order to acquire an interest in the Company for investment purposes.

(a)	The Reporting Persons currently intend to purchase additional ADSs of the Issuer, in the open market or through privately negotiated transactions, for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business, results of operations, condition and prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so. The Reporting Persons may also decide to change their intentions with respect to the purposes and plans described in this Item 4.

(b)-(j)	Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in securities of the issuer

Paragraphs (a)-(b) of Item 5 of the Original Schedule 13D is hereby amended in its entirety by the following:

(a)–(b)	Elite Shine Group Limited is the beneficial owner of 74,403,234 Ordinary Shares (including 60,480,000 Ordinary Shares and 773,513 ADSs, each representing 18 Ordinary Shares) of China Sunergy Co., Ltd. Mr. Tingxiu Lu is the sole shareholder of Elite Shine Group Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Tingxiu Lu may be deemed to beneficially own all of the shares held by Elite Shine Group Limited.

The following information with respect to the ownership of Ordinary Shares of the Issuer by each of the Reporting Persons is provided as of June 29, 2012:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Elite Shine Group Limited	74,403,234 Ordinary Shares	27.8%	74,403,234 Ordinary Shares	0	74,403,234 Ordinary Shares	0
Mr. Tingxiu Lu	74,403,234 Ordinary Shares	27.8%	74,403,234 Ordinary Shares	0	74,403,234 Ordinary Shares	0

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2012

Elite Shine Group Limited	By: /s/ Tingxiu Lu
Name: Tingxiu Lu
Title: Director

Mr. Tingxiu Lu	/s/ Tingxiu Lu
Tingxiu Lu